JAFFE & FALK, LLC
2337 West 76th Street
Hialeah, Florida  33016
TELEPHONE (305) 364-1300
FACSIMILE (305) 825-0961
EMAIL: lej@jaffefalkllc.com

March 13, 2009

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Dialysis Corporation of America – File No. 0-8527; Annual Report on
Form 10-K for the year ended December 31, 2008

Gentlemen:

Enclosed for filing pursuant to the EDGAR system is the Annual Report on Form 10-K (the “Annual Report”) for Dialysis Corporation of America (“DCA”) for the year ended December 31, 2008, with financial statements, schedule and exhibits.

The financial statements in the Annual Report do not reflect a change from the preceding year in any accounting principles or practices, or in the method of applying any such principles or practices.

Please note that Part III of the Annual Report, Items 10-14, to a substantial extent, incorporates the information from DCA’s definitive proxy statement, which is anticipated to be filed on or prior to April 30, 2009, which is within 120 days of DCA’s year end.  There is no preliminary proxy statement, since the annual meeting relates only to the matters as provided in Rule 14a-6(a) of the Securities Exchange Act of 1934.

Very truly yours,

JAFFE & FALK, LLC

/s/ LAWRENCE E. JAFFE

LEJ:nac
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